Exhibit 10.22

[On Exponent letterhead]

May 9, 2006

Elizabeth L. Anderson, Ph.D.

Dear Betty:

On behalf of Exponent, I am pleased to offer you the full-time position of Group Vice President and Principal Scientist in the Firm’s Health Group. In this role, you will have responsibility for the Health Group currently comprising the Health Sciences and the Food & Chemicals Practices. You will work out of our Alexandria, Virginia, Office.

You will be providing leadership to 105 consultants and have profit and loss responsibility for a business that generated $25 million in revenues in 2005. This business sector has tremendous strategic importance for the future of Exponent, has grown steadily in recent years and has substantial opportunities for continued growth. Exponent is committed to be the premier health sciences consulting firm in the world. We believe with the addition of your leadership and national reputation as an expert scientist in this arena, we can achieve this goal.

As the Group Vice President for the Health Group you will be a senior Officer of the Firm and a part of Exponent’s senior management team. You will be a member of the Firm’s Operating Committee responsible for setting operating policy for the Firm and monitoring our performance. Additionally, you will have a seat on the Development Committee responsible for setting strategic growth objectives and identifying opportunities for new business initiatives.

We understand that during the next five years it is your intention to work full time for Exponent. We realize that certain current professional commitments require some of your time and believe it will be beneficial for both you and Exponent that you continue these activities. For example, we support your continuing as Editor of Risk Analysis.

You will receive an annualized base salary of $425,000, paid in bi-weekly increments of $16,346.16. You will be eligible for annual salary increases based on performance.

You will be eligible to participate in the Firm’s annual bonus program. Exponent’s bonus pool is funded with one third of the pre-tax, pre-bonus profits of the Firm. Individual bonuses are based on individual performance and the performance of the Firm. We expect your annual bonus awards could vary between $0 and $250,000 or more based on

Elizabeth L. Anderson, Ph.D.

May 9, 2006

performance to be determined primarily on the following factors: personal revenue, business generated, and profits and growth of the Health Group. Specific bonus targets can be developed separately if you believe doing so would be beneficial. Bonus payments are made in March of the following year and are contingent upon your being an active, full-time employee of the Firm at the time of payment. For 2006 you will receive a cash bonus of $250,000 payable at the end of December 2006.

For 2007 and beyond, you will also be eligible to participate in the Firm’s Equity Compensation Program, the 30/30 Plan. Under the 30/30 Plan, the Officers of the Firm have 30% of their bonus issued in restricted stock units, which will be matched by an equivalent grant of restricted stock units. For example, under the provisions of the Equity Compensation Program, if you receive a $150,000 bonus, you will receive $105,000 in cash and $45,000 in restricted stock units (Bonus Units). In addition, you will also be awarded a further $45,000 of restricted stock units (Matching Units). The restricted stock units represent shares of Exponent common stock to be delivered four years from the date of grant. Please refer to the enclosed Exponent Equity Compensation Program Summary for further information regarding the features and terms of the program.

In addition, Exponent will make a discretionary company contribution of $1,000,000 under the Firm’s Deferred Compensation Plan. One eighth of this amount will vest on each three-month anniversary of your date of hire, provided that you remain a full-time employee.

Payments to you from the Deferred Compensation Plan will be set to be: (1) $500,000 on July 1, 2007; and (2) the remainder on July 1, 2008 subject to the 162(m) provision. Under the 162(m) provision, if the payment would result in your 2008 income from Exponent exceeding $1,000,000, then the amount paid to you from the Deferred Compensation Plan would be such that your Exponent income for 2008 would be equal to $1,000,000 and the balance would carry over to the next year. The carryovers would continue from year to year until the entire discretionary company contribution plus earnings is paid out. For the consideration above, you agree that for five years from your first day of employment at Exponent that you will not compete directly or indirectly in any manner with the business of Exponent.

You will receive an excellent benefits package, including company-subsidized medical, dental, vision, and life insurance, four weeks’ paid vacation, a deferred compensation program (information enclosed), and a 401(k) Retirement Program. These benefits will become effective on your first day of employment. In addition, the Firm will make an annual contribution to your 401(k) Retirement Program equivalent to 7% of your total eligible annual earnings regardless of your participation; this contribution is subject to the IRS annual eligible compensation limit of $220,000 for 2006. The Firm’s contribution is subject to a requirement of 1,000 hours worked during each plan year.

Elizabeth L. Anderson, Ph.D.

May 9, 2006

At any time after four years of full-time employment with Exponent, you will be eligible to move to hourly status with compensation set at 75% of your personal revenue. This percentage is based on the assumption that your support work would continue to be performed at Exponent.

This offer anticipates that you will join the Firm sometime on or before the Officers’ annual retreat with our Board of Directors on May 24, 2006. We are excited about the opportunity to add your capabilities and welcome you to the Exponent team.

Sincerely,	I accept the terms of this offer letter:

/s/ Paul R. Johnston	/s/ Elizabeth L. Anderson
Paul R. Johnston, Ph.D., P.E. Chief Operating Officer	Signature

Elizabeth L. Anderson
Print Name

Enclosures	May 15, 2006
Acceptance Date